

07007553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Emmett A. Larkin Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bush Street, Suite 1000
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Montes **415-986-2332**
(Area Code - Telephone No.)

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2007
WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Hing, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Emmett A. Larkin Company, Inc., as of March 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

5/29/07

Date

President

Title

Subscribed and sworn to before
me this 29th day of May 2007

Notary Public


KATHLEEN A. SURYAN
Commission # 1714029
Notary Public - California
San Francisco County
MyComm. Expires Jan 1, 2011

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Emmett A. Larkin Company, Inc.:

We have audited the accompanying statement of financial condition of Emmett A. Larkin Company, Inc. (the "Company") as of March 31, 2007, and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our procedures include a review of the Company's control activities for safeguarding securities. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Emmett A. Larkin Company, Inc. at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Emmett A. Larkin Company, Inc. as of March 31, 2007 appearing on pages 12 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 29, 2007

EMMETT A. LARKIN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

CASH	$ 3,744,268
CASH AND SHORT-TERM INVESTMENTS SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS (Note 2)	13,077,570
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS (Note 3)	1,148,803
RECEIVABLE FROM CUSTOMERS (Note 4)	14,161,300
TRADING ACCOUNT SECURITIES (Note 2)	428,284
OFFICE FACILITIES, AT COST, LESS ACCUMULATED DEPRECIATION OF $781,488 (Note 2)	91,206
PREPAID EXPENSES AND OTHER ASSETS (Notes 6 AND 10)	1,485,629
TOTAL	$34,137,060

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations (Note 3)	$ 1,291,872
Payable to customers (Note 4)	24,766,533
Commissions payable	929,520
Other accrued expenses and payables	865,060
Total liabilities	27,852,985
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $1 par value: 10,000 shares authorized; none issued	
Common stock, no par value: 175,000 shares authorized; 51,561 shares outstanding	104,091
Retained earnings	6,179,984
Total stockholders' equity	6,284,075
TOTAL	$34,137,060

See notes to financial statements.

END